Exhibit 99.1

Cheche Group Regains Compliance with Nasdaq Minimum Bid Price Requirement

BEIJING, China – August 5, 2026 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on August 4, 2026, confirming that the Company has regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) and that the matter is now closed.

As previously announced, on January 12, 2026, Nasdaq notified the Company that the closing bid price of the Company’s Class A ordinary shares had been below US$1.00 per share for 30 consecutive business days and, therefore, the Company did not comply with the Minimum Bid Price Requirement. The Company was initially provided a period of 180 calendar days, or until July 13, 2026, to regain compliance. On July 14, 2026, Nasdaq notified the Company that it was eligible for an additional 180-calendar-day compliance period, or until January 11, 2027, to regain compliance. Nasdaq’s determination was based on the Company meeting the continued listing requirement for the market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, except for the Minimum Bid Price Requirement, as well as the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split.

Nasdaq has determined that the closing bid price of the Company’s Class A ordinary shares was at or above US$1.00 per share for 10 consecutive business days from July 21, 2026 through August 3, 2026. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is now closed.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aumadvisors.com

(646) 652-7185